                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                 Under the Securities Exchange Act of 1934*

                        TESORO PETROLEUM CORPORATION
________________________________________________________________________________
                              (Name of Issuer)

                  Common Stock, par value $0.16 2/3 per share
________________________________________________________________________________

                         (Title of Class of Securities)

                                 0008816091
________________________________________________________________________________

                               (CUSIP Number)

                             John M. Huggins, Esq.
                             Baker & Botts, L.L.P.
                          885 Third Avenue, Suite 1900
                            New York, New York 10022
                               (212) 705-5000
________________________________________________________________________________

          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 14, 1995
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NOTE: THIS STATEMENT CONSTITUTES AN ORIGINAL REPORT ON SCHEDULE 13D OF EACH OF THE REPORTING PERSONS (AS DEFINED IN THE SCHEDULE 13D).

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Kevin S. Flannery
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                           PF, AF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              United States/Republic of Ireland
________________________________________________________________________________
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         366,972     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    366,972     shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              366,972    shares
________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [X]
              See Item 5
________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    1.5 %
________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                       IN


                             Page 2 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Whelan Management Corp.
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                           WC, AF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              Delaware
________________________________________________________________________________
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         340,615     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    340,615     shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              340,615    shares
________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]
________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    1.4 %
________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                       CO


                             Page 3 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              George F. Baker
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                              PF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              United States
________________________________________________________________________________
Number of       (7)      Sole Voting Power           110,000     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power            0        shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      110,000     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power       0        shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              110,000    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.4 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      IN


                             Page 4 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Alan Kaufman
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                              PF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              United States
________________________________________________________________________________
Number of       (7)      Sole Voting Power           581,500     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          20,000     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      581,500     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     20,000     shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              601,500    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [X]
              See Item 5
________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    2.4 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      IN


                             Page 5 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Kaufman Children's Trust
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                            WC, AF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              Indiana
________________________________________________________________________________
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          20,000     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     20,000     shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               20,000    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.1 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      00


                             Page 6 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              James H. Stone
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                              PF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              United States
________________________________________________________________________________
Number of       (7)      Sole Voting Power           156,000     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power            0        shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power      156,000     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power       0        shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              156,000    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.6 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      IN


                             Page 7 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. Washburn
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                              PF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              United States
________________________________________________________________________________
Number of       (7)      Sole Voting Power              0     shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         233,336  shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0     shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    233,336  shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              233,336    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.9 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      IN


                             Page 8 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. and Suzanne P. Washburn Revocable Trust
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                              WC, AF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              California
________________________________________________________________________________
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power          39,545     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power     39,545     shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              39,545    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.2 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      00


                             Page 9 of 31 pages

CUSIP No. 0008816091
________________________________________________________________________________
      (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
              of Above Persons

              Robert S. Washburn, Trustee for the Robert S. Washburn Money Purchase, Pension and Profit Sharing Keogh Plan Trusts
________________________________________________________________________________
      (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [X]
                                                                    (b)      [ ]
________________________________________________________________________________
      (3)     SEC Use Only
________________________________________________________________________________
      (4)     Source of Funds

                              WC, AF
________________________________________________________________________________
      (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                   [ ]
________________________________________________________________________________
      (6)     Citizenship or Place of Organization

              California
________________________________________________________________________________
Number of       (7)      Sole Voting Power              0        shares
Shares Bene- ___________________________________________________________________
  ficially      (8)      Shared Voting Power         193,791     shares
 Owned by    ___________________________________________________________________
Each Report-    (9)      Sole Dispositive Power         0        shares
 ing Person  ___________________________________________________________________
   With        (10)      Shared Dispositive Power    193,791     shares
________________________________________________________________________________
     (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              193,791    shares

________________________________________________________________________________
     (12)     Check if the Aggregate Amount in Row (11) Excludes
              Certain Shares            [ ]

________________________________________________________________________________
     (13)     Percent of Class Represented by Amount in Row (11)

                                    0.8 %

________________________________________________________________________________
     (14)    Type of Reporting Person (See Instructions)

                                      00


                             Page 10 of 10 pages

ITEM 1.  SECURITY AND ISSUER

                 The class of equity securities to which this statement relates is the common stock, par value $0.16 2/3 per share (the "Common Stock"), of Tesoro Petroleum Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8700 Tesoro Drive, San Antonio, Texas 78217.

ITEM 2.  IDENTITY AND BACKGROUND

                 (a) - (c), (f).  This statement is being filed by (i)  Kevin
S. Flannery ("Flannery"), (ii) Whelan Management Corp., a Delaware corporation ("Whelan"), (iii) George F. Baker ("Baker"), (iv) Alan Kaufman ("Kaufman"),
(v) Kaufman Children's Trust, a trust established under Indiana law ("Kaufman Trust"), (vi) Robert S. Washburn ("Washburn"), (vii) the Robert S. and Suzanne
P. Washburn Revocable Trust, dated April 27, 1988, a trust established under California law ("Washburn Revocable Trust"), (viii) Robert S. Washburn, trustee for the Robert S. Washburn Money Purchase, Pension and Profit Sharing Keogh Plan Trusts, trusts established under California law (the "Washburn Trusts"), and (ix) James H. Stone ("Stone"). Flannery and Whelan are sometimes collectively referred to herein as the "Flannery Entities." Kaufman and the Kaufman Trust are sometimes collectively referred to herein as the "Kaufman Entities." Washburn, the Washburn Revocable Trust and the Washburn Trusts are sometimes collectively referred to herein as the "Washburn Entities."
Flannery, Baker, Kaufman, Stone and Washburn are members of the Committee for New Management of Tesoro Petroleum Corporation (the "Committee"). The Flannery Entities, Baker, the Kaufman Entities, the Washburn Entities and Stone are sometimes collectively referred to herein as the "Reporting Persons."

                 Flannery's principal occupation or employment is as President of Whelan and Whelan Securities, Inc. ("Whelan Securities"). Whelan is engaged in investment advisory services and Whelan Securities is engaged in broker-dealer services. Flannery owns 75% of the common stock of Whelan. The principal office of each of the Flannery Entities is P.O. Box 1970, 8 Holley Street, Lakeville, Connecticut 06039. Flannery is a citizen of the United States of America and the Republic of Ireland. Information with respect to each executive officer and director of Whelan (other than Flannery) is included in Schedule I to this Schedule 13D.

                 Baker's principal occupation or employment is as President of Cambridge Capital Holdings, an investment advisory firm and a partner of Baker Nye, L.P., an investment partnership. Baker's principal office is at Baker Nye, L.P., 767 Fifth Avenue, Suite 2800, New York, New York 10153. Baker is a citizen of the United States of America.

                 Kaufman's principal occupation is as a neurological surgeon. The Kaufman Trust is a trust established under Indiana law and is for the benefit of Kaufman's children. Kaufman is the sole trustee of the Kaufman Trust. The principal office of each of the Kaufman Entities is 5500 Hohman Avenue, Hammond, Indiana 46320. Kaufman is a citizen of the United States of America.

                 Stone's principal occupation or employment is as Chairman of the Board of Stone Energy Corporation, an oil and gas production company. Stone's principal office is at




                            Page 11 of 31 pages

Stone Energy Corporation, 909 Poydras Street, Suite 2650, New Orleans, Louisiana 70112. Stone is a citizen of the United States of America.

                 Washburn is a private investor. The Washburn Revocable Trust is a trust under California law for the benefit of Washburn and his wife Suzanne P. Washburn. Washburn is a co-trustee of the Washburn Revocable Trust with Suzanne P. Washburn. Information with respect to Suzanne P. Washburn is included in Schedule I to this Schedule 13D. The Washburn Trusts are jointly administered pension and retirement trusts established under California law for the benefit of Washburn and his designated beneficiaries. Washburn is the sole trustee of the Washburn Trusts. The principal address of the Washburn Entities is in care of Whelan Management Corp., P.O. Box 1980, 8 Holley Street, Lakeville, Connecticut 06039. Washburn is a citizen of the United States of America.

                 (d) and (e). During the last five years, no Reporting Person and no person listed on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Each Reporting Person may be deemed to share with each other Reporting Person beneficial ownership of all securities of the Company ("Company Securities") held by the Reporting Persons and to constitute a "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act with respect to the Common Stock. Except as specifically described in Item 5, each Reporting Person expressly disclaims beneficial ownership of the Company Securities held by any other Reporting Persons.

                 Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 As of the date hereof, the Flannery Entities had acquired an aggregate of 366,972 shares (the "Shares") of Common Stock (including options to purchase an aggregate of 208,000 Shares) for a total consideration of approximately $935,278. Of those Shares, 140,615 Shares and options to purchase 200,000 Shares were acquired by Whelan for total consideration of approximately $861,690 and 18,357 Shares and options to purchase 8,000 Shares were acquired by the Sean Kenrick Flannery Trust, a trust for which Mr. Flannery serves as investment officer ("Flannery Trust"), for a total consideration of approximately $73,588. The source of the funds used by Whelan to acquire such Shares and options was working capital provided from the personal funds of Flannery. The source of funds used by the Flannery Trust to acquire such Shares and options was personal funds of members of the Flannery family. In addition Page Flannery, the wife of Flannery, has purchased 2,500 Shares for a total consideration of approximately $23,625 out of personal funds. Certain of the funds used by the Flannery Entities may represent the proceeds of margin loans granted by brokerage firms in the ordinary course of business. See Items 5 and 6.





                            Page 12 of 31 pages

                 As of the date hereof, Baker had acquired 10,000 Shares and options to purchase 100,000 Shares for a total consideration of $119,000. The source of the funds used by Baker to acquire such Shares and options was personal funds.

                 As of the date hereof, the Kaufman Entities had acquired an aggregate of 601,500 Shares for a total consideration of approximately $5,061,825. Of those Shares, 581,500 Shares were acquired by Kaufman for a total consideration of approximately $4,942,750 and 20,000 Shares were acquired by the Kaufman Trust for a total consideration of $119,075. The source of the funds used by Kaufman to acquire such Shares was personal funds. The source of funds used by the Kaufman Trust to acquire such Shares were personal funds of Dr. Kaufman. Certain of the funds used by the Kaufman entities may represent the proceeds of margin loans granted by brokerage firms in the ordinary course of business. In addition, Gloria Kaufman, Kaufman's wife, has purchased 10,500 Shares for an aggregate consideration of approximately $89,250. See Item 5.

                 As of the date hereof, Stone had acquired 46,000 Shares and options to acquire 110,000 Shares for a total consideration of approximately $450,268. The source of the funds used by Stone to acquire such Shares and options was personal funds. Certain of the funds used by Stone may represent the proceeds of margin loans granted by brokerage firms in the ordinary course of business.

                 As of the date hereof, the Washburn Entities had acquired an aggregate of 233,336 Shares for a total consideration of approximately $1,061,639. Of those Shares, 39,545 Shares were acquired by the Washburn Revocable Trust for a total consideration of $179,890 and 193,791 Shares were acquired by the Washburn Trusts for a total consideration of approximately $881,749. The source of funds used by the Washburn Revocable Trust to acquire such Shares was personal funds of Washburn and the source of funds used by the Washburn Trusts to acquire such Shares was through funds in the Washburn Trusts provided by Washburn through allowable contributions to the Washburn Trusts.

ITEM 4.  PURPOSE OF TRANSACTION

                 Each of the Reporting Persons acquired its respective Shares and options to purchase Shares in order to obtain an equity position in the Company. As more fully explained below, the Reporting Persons plan to seek to acquire control of the Company through the replacement of the Company's current Board of Directors with the Committee Nominees.

                 On December 14, 1995, certain of the Reporting Persons formed the Committee in order to take concerted action to enhance shareholder value of the Company. In the opinion of the Committee, the Shares are currently undervalued, and the Committee believes that the Board of Directors of the Company should be evaluating all alternatives available to the Company to maximize the value of the Company for all shareholders. The Committee believes, however, that the current Board of Directors and incumbent management have exhibited a sustained inability or unwillingness to take the actions necessary to enhance shareholder value.

                 The Committee has determined to commence a consent solicitation to remove the existing members of the Board of Directors and replace them with a slate of nominees





                            Page 13 of 31 pages

(the "Committee Nominees") consisting of Baker, Kaufman, Stone, Gale L. Galloway ("Galloway") and Douglas Thompson ("Thompson"). Galloway is the Chairman of the Board and Chief Executive Officer of GLG Energy, Inc., an independent oil and gas operator. Thompson is the Chairman of Digicon, Inc., a Delaware corporation based in Houston, Texas engaged in worldwide geophysical services. The Committee will shortly file preliminary solicitation materials with the Securities and Exchange Commission with respect to the removal of the existing Board, the election of the Committee Nominees and various related matters. Each Reporting Person intends to execute written consents supporting the actions proposed by the Committee.

                 If elected, the Committee Nominees intend to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies and personnel. The Committee Nominees will consider alternative strategies to enhance stockholder value, including, among other things, changes in the Company's business policies and plans or corporate structure, along with sales of certain assets and operations. Based on the Committee's current knowledge of the Company, the Committee expects that the Committee Nominees, once elected, will adopt a strategic plan to enhance the value of the Company which will include as a principal element the prompt disposition of the Company's refinery business in order to enable the Company to focus on its core exploration and production business.

                 On December 26, 1995, the members of the Committee intend to commence a lawsuit in the United States District Court for the Western District of Texas, San Antonio Division, against the Company and its Chief Executive, Bruce A. Smith. The action will seek, among other relief, a judgment (i) declaring that the Company's Rights Agreement dated December 16, 1985 (the Company's "poison pill") does not apply to the efforts of the Committee to solicit consents from other stockholders of the Company; (ii) declaring that the Company's By-laws permit removal of directors through stockholder action by written consent; (iii) enjoining the Company from delaying or otherwise unlawfully interfering with the efforts of the Committee to solicit consents from other stockholders; and (iv) declaring that the actions and disclosures of the Committee with regard to their effort to solicit consents are and have been in compliance with the Securities Exchange Act of 1934, as amended. A copy of the Committee's complaint, once the lawsuit has been commenced, will be filed as an exhibit to this Schedule 13D.

                 The Reporting Persons intend to review on a continuing basis their respective investments in the Shares and may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their respective holdings of the Shares in the open market or in privately negotiated transactions. In addition certain Reporting Persons may, from time to time, elect to acquire Shares through the exercise of options. Any open market or privately negotiated purchases or sales or option exercises may be made at any time without further prior notice. Each of the Reporting Persons reserves the right to cease his or its participation in a group with the other Reporting Persons.

                 Any action that any of the Reporting Persons might undertake with respect to the Shares, including the exercise of options to purchase Shares currently held by certain Reporting Persons, will be dependent upon its or his individual review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of





                            Page 14 of 31 pages
such Shares, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of the management and the Board of Directors of the Company, and other future developments.

                 Although the foregoing reflects activities currently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will purchase additional Shares or take any of the other actions referred to above. Except as set forth above and in Item 6, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 (a) and (b). As of the date hereof, Whelan directly owned 140,615 Shares and held options to acquire an additional 200,000 Shares that expire on May 16, 1996. Whelan has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares that it owns directly. As of the date hereof, the Flannery Trust directly owned 18,357 Shares and held options to acquire an additional 8,000 Shares that expire in January 1996. Flannery has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares that the Flannery Trust owns directly. Flannery, as the principal executive officer and a 75% common stockholder of Whelan, may also be deemed to own beneficially the Shares owned by Whelan. The foregoing information does not reflect 2,500 Shares owned by Flannery's wife as to which Flannery disclaims beneficial ownership. Whelan Securities, in the ordinary course of its business as a broker-dealer, has purchased and sold shares of Common Stock for the accounts of its customers. Flannery has advised the Reporting Persons that all such customer accounts are non-discretionary and that neither Whelan nor Whelan Securities has any control over buying, selling or voting shares of Common Stock in such accounts. As a result, Whelan, Whelan Securities or its clearing agent may be the record owner of certain of such shares of Common Stock over which it does not possess beneficial ownership.

                 As of the date hereof, Baker directly owned 10,000 Shares and held options to acquire 100,000 Shares that expire on May 16, 1996. Baker has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares that he owns directly.

                 As of the date hereof, Kaufman owned 581,500 Shares either directly or through an individual retirement account. Kaufman has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, all of such Shares. As of the date hereof, the Kaufman Trust directly owned 20,000 Shares. Kaufman, as the sole trustee of the Kaufman Trust, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares owned by the Kaufman Trust. Kaufman disclaims beneficial ownership of all Shares owned by the Kaufman Trust. The foregoing information does not include 10,500 Shares owned by Gloria Kaufman, Kaufman's wife, as to which Kaufman disclaims beneficial ownership.





                            Page 15 of 31 pages

                 As of the date hereof, Stone owned 46,000 Shares and held (i) options to acquire 100,000 Shares that expire on May 16, 1996 and (ii) options to acquire 10,000 shares that expire in January 1996. Stone has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares that he owns directly.

                 As of the date hereof, the Washburn Revocable Trust directly owned 39,545 Shares. Washburn, as a co-trustee of the Washburn Revocable Trust, shares the power to vote or direct the vote, and to dispose or to direct the disposition of, all of such Shares. Suzanne Washburn is also a co-trustee of the Washburn Revocable Trust. As of the date hereof, the Washburn Trusts directly owned 193,791 Shares. Washburn, as the sole trustee of the Washburn Trusts, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, all of such Shares.

                 Except as set forth above, neither the filing of this Report nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                 (c) Schedule II hereto sets forth a list of each transaction in the Common Stock effected by the Reporting Persons since October 16, 1995.

                 (d)  Not Applicable.

                 (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

                 The information set forth in Item 3 and Item 4 above is hereby incorporated by reference herein.

                 The members of the Committee have an oral agreement pursuant to which each of them has agreed to cooperate in the solicitation of stockholder consents in favor of (A) amending the Company's bylaws in order to facilitate the removal and replacement of the current members of the Board, (B) removing all of the current directors of the Company, and (C) filling the vacancies created by the action taken in clause (B) with the Committee Nominees.

                 Flannery, Baker, Kaufman, Stone and Washburn have agreed to share expenses associated with the action described above and have established an initial fund of $500,000 to pay such expenses. However, since the Committee deems its activities to be in the best interest of the Company and all the Company's stockholders, the Committee intends, to the extent legally permissible, to seek reimbursement from the Company for any expenses or costs incurred in connection therewith and will seek stockholder approval of such reimbursement if required by law.





                            Page 16 of 31 pages

                 Prior to December 14, 1995, Whelan had acquired options to purchase an aggregate of 400,000 Shares from affiliates of Ardsley Advisory Partners, the largest single shareholder of the Company, for an aggregate purchase price of $36,000. Such options are exercisable at an exercise price of $8.25 per Share and expire on May 16, 1996. Whelan has entered into agreements dated as of December 14, 1995, pursuant to which Whelan sold a portion of such options covering 100,000 Shares to each of Baker and Stone. Baker and Stone each paid $9,000 in consideration of such sale.

                 Whelan has entered into an agreement dated as of December 14, 1995, under which Washburn will be entitled to receive a portion of the net profits, if any, from the exercise and sale of the 200,000 Shares underlying the options held by Whelan if Washburn is not reimbursed for expenses incurred in connection with the actions contemplated by this Schedule 13D upon termination of the consent solicitation. The amount payable to Washburn will be equal to the lesser of (i) 30% of such net profits and (ii) the aggregate amount of such expenses funded by Washburn as to which no reimbursement is received.

                 The Committee has retained Morrow & Co., Inc. for advice and assistance in solicitation of consents and has executed an engagement letter with Morrow & Co., Inc. providing for the payment of a fee of $150,000 plus reimbursement of expenses. The engagement letter provides Morrow & Co., Inc. with indemnity from certain liabilities including liabilities arising under Federal securities laws.

                 A copy of each of the written agreements described in this
Item 6 is attached hereto as Exhibits 2, 3, 4, 5 and 6, respectively, and is incorporated herein by reference.

                 Except as described in Item 3, Item 4, Item 5 and this Item 6, none of the members of the Committee have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of Common Stock, including, but not limited to (i) transfer or voting of any shares of Common Stock, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 1. Written Agreement among the Reporting Persons regarding Joint Filing of Schedule 13D and Powers of Attorney.

                 2. Option Agreement, dated as of December 14, 1995, between Whelan and Stone.

                 3. Option Agreement, dated as of December 14, 1995, between Whelan and Baker.

                 4. Agreement, dated as of December 14, 1995, between Whelan and Washburn.

                 5. Option Agreements with various affiliates of Ardsley Advisory Partners.


                            Page 17 of 31 pages

                 6. Engagement Letter with Morrow & Co., Inc. (to be filed by amendment).





                            Page 18 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                 /s/ Kevin S. Flannery
                                                 ------------------------------
                                                 Kevin S. Flannery


                            Page 19 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                WHELAN MANAGEMENT CORP.


                                                By: /s/ Kevin S. Flannery
                                                -------------------------------
                                                Name:    Kevin S. Flannery
                                                Title:   President


                            Page 20 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                /s/ George F. Baker
                                                -------------------------------
                                                George F. Baker


                            Page 21 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                /s/ Alan Kaufman
                                                -------------------------------
                                                Alan Kaufman


                            Page 22 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                KAUFMAN CHILDREN'S TRUST


                                                By: /s/ Alan Kaufman
                                                -------------------------------
                                                Name:    Alan Kaufman
                                                Title:   Trustee


                            Page 23 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                /s/ James H. Stone
                                                -------------------------------
                                                James H. Stone


                            Page 24 of 31 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                /s/ Robert S. Washburn
                                                -------------------------------
                                                Robert S. Washburn


                            Page 25 of 31 pages

                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                              ROBERT S. AND SUZANNE P. WASHBURN
                                              REVOCABLE TRUST


                                              By: /s/ Robert S. Washburn
                                              -------------------------------
                                              Name:    Robert S. Washburn
                                              Title:   Co-Trustee





                            Page 26 of 31 pages

                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                ROBERT S. WASHBURN MONEY
                                                PURCHASE, PENSION AND PROFIT
                                                SHARING KEOGH PLAN TRUSTS


                                                By: /s/ Robert S. Washburn
                                                -------------------------------
                                                Name:    Robert S. Washburn
                                                Title:   Trustee





                            Page 27 of 31 pages

                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 22, 1995


                                                WHELAN MANAGEMENT CORP.

                                                /s/ Kevin S. Flannery
                                                -------------------------------
                                                By:   Kevin S. Flannery
                                                      President





                            Page 28 of 31 pages

SCHEDULE I


Robert Thomas

         (1) present occupation: Vice President and Chief Financial Officer of Whelan

         (2)     business address:

                 P.O. Box 1970
                 8 Holley Street
                 Lakeville, CT  06039

         (3)     Citizenship:  United States of America


Suzanne Washburn

         (1)     present occupation:  homemaker

         (2)     business address:

                 Whelan Management Corp.
                 P.O. Box 1970
                 8 Holley Street
                 Lakeville, CT.  06039

         (3)     Citizenship:  United States of America





                            Page 29 of 31 pages

SCHEDULE II

                 The following tables set forth all transactions in the Shares effected by the Reporting Persons since October 16, 1995.

                               FLANNERY ENTITIES

                            WHELAN MANAGEMENT CORP.

                                              Number
 Type of Transaction    Date                  of Shares             Price per Share       Location
 -------------------    ----                  ---------             ---------------       --------
 Purchase               10/16/95                7,500               7 1/2                 Exchange

 Purchase               10/16/95                8,000               7 5/8                 Exchange

 Sale                   10/18/95                3,000               8                     Exchange

 Sale                   10/18/95                7,000               7 7/8                 Exchange

 Sale                   10/25/95                8,000               8 3/8                 Exchange

 Sale                   10/25/95               42,000               8 1/4                 Exchange

 Purchase               10/27/95                  900               8 3/8                 Exchange

 Purchase               10/27/95                2,000               8 1/2                 Exchange

 Purchase               10/30/95               45,000               8 1/4                 Exchange

 Purchase               11/15/95                  500               7 7/8                 Exchange

 Purchase of Option     11/16/95              400,000                (1)                  Private

 Purchase               12/01/95                1,000               8 3/8                 Exchange

 Sale                   12/07/95                7,500               8 1/2                 Exchange

 Sale                   12/08/95               10,500               8 1/2                 Exchange

 Sale                   12/11/95               13,000               8 1/2                 Exchange

 Grant of Option        12/14/95              100,000                 (2)                 Private

 Grant of Option        12/14/95              100,000                 (2)                 Private

                                                   FLANNERY

 Sale                   10/16/95               8,000                7 5/8                 Exchange

 Sale                   12/19/95              10,000                8 3/8                 Exchange
---------------

(1) The options are exercisable at a price of $8.25 per Share. The total purchase price for the options was $36,000.

(2) The options are exercisable at a price of $8.25 per Share. The total sale price for the options was $18,000.


                              Page 30 of 31 pages

                                     BAKER

                                              Number
 Type of Transaction    Date                  of Shares             Price per Share       Location
 -------------------    ----                  ---------             ---------------       --------
 Acquisition of         12/14/95              100,000                   (1)               Private
 Option
---------------

 (1) The options are exercisable at a price of $8.25 per Share. The total acquisition price for the options was $9,000.


                                   KAUFMAN

 None

                                    STONE

                                              Number
 Type of Transaction    Date                  of Shares             Price per Share       Location
 -------------------    ----                  ---------             ---------------       --------
 Exercise of Option     12/16/95               11,000               8.37                  Exchange

 Acquisition of         12/14/95              100,000                 (1)                 Private
 Option
---------------

(1) The options are exercisable at a price of $8.25 per Share. The total acquisition price for the options was $9,000.


                               WASHBURN ENTITIES

                                WASHBURN TRUSTS

                                              Number
 Type of Transaction    Date                  of Shares             Price per Share       Location
 -------------------    ----                  ---------             ---------------       --------
 Sale                   10/18/95               15,000               $8.375                Exchange

 Sale                   10/24/95                4,000               $8.375                Exchange

 Purchase               12/4/95                 3,100               $8.25                 Exchange

 Purchase               12/7/95                 1,900               $8.25                 Exchange

                                           WASHBURN REVOCABLE TRUST
 None


                             Page 31 of 31 pages

                    INDEX TO EXHIBITS



  EXHIBIT
  NUMBER                    DESCRIPTION
  -------                   -----------

   99.1 Written Agreement among the Reporting Persons regarding Joint Filing of Schedule 13D and Powers of Attorney.

   99.2 Option Agreement, dated as of December 14, 1995, between Whelan and Stone.

   99.3 Option Agreement, dated as of December 14, 1995, between Whelan and Baker.

   99.4       Agreement, dated as of December 14, 1995, between
              Whelan and Washburn.

   99.5       Option Agreements with various affiliates of Ardsley
              Advisory Partners.